FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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Item		Number

1.	Telefónica -- Telesp launches a Public Tender Offer for GVT	2

TELEFÓNICA, S.A. (“TELEFÓNICA”) as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
Today, the Board of Directors of TELECOMUNICAÇÔES DE SÂO PAULO S.A. (“Telesp”), Brazilian subsidiary of Telefónica Group, has approved the launching of a voluntary Tender Offer for the acquisition of up to 100% of the shares of the Brazilian company GVT (Holding) S.A. (“GVT”), for the price of R$ 48,00 per share, to be paid in cash, in accordance with the terms and conditions described in the Offer Notice of Public Tender Offer (“Edital”) that has been presented to BM&FBOVESPA for analysis, and that shall be published in the Brazilian local press tomorrow.
GVT is a telecommunications services provider with presence on Region II of the Brazilian Plano Geral de Outorgas that has been successful targeting users of high technology services with innovative products, strategically complementing therefore the activities of Telesp.
The Tender Offer launched by Telesp is subject, among others, to the following conditions: (i) the acquisition of a minimum amount of shares that corresponds to 51% of GVT’s share capital; (ii) the adoption by GVT’s General Meeting of Shareholders of a resolution waiving the anti-takeover provisions of GVT’s By-laws in relation to Telesp’s Offer ; and (iii) the approval of this transaction by the Brazilian regulatory agency (ANATEL), with no imposition of restrictions or conditions distinct from those usually established by ANATEL in previous cases.
This transaction would represent a total investment, assuming the acquisition of 100% of the shares addressed by the Offer, of approximately Euros 2,550 million (depending on the exchange rate prevailing when the transaction is closed).
Madrid, October 7th, 2009
The offer is not being made, and will not be made, directly or indirectly, in or into, the United States.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 7th, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies

Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors